                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of November 2002
                      -------------

                                  Kookmin Bank
                                 --------------
                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
            --------------------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  X  Form 40-F ___
                                   ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____


     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a From 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes  ___  No  X
                                           ---

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               Kookmin Bank Takes Stronger Action than Government
                      Guidelines on Consumer Credit Quality

On November 13, 2002, Kookmin Bank announced that it would take stronger action on consumer credit quality. The following is the copy of press release.

Press Release

In connection with the Government's announcement of its strengthened prudential regulation of home equity loans made on November 11, 2002, Kookmin Bank has decided to carry out the following measures to preempt a property bubble situation starting November 13, 2002.

[X] Strengthened prudential regulation of the loans secured by real estate properties, a shift from limited regulation of housing properties to all real estate properties. Under this initiative, loan to value ratios (the "LTV") were further reduced as a stronger measure than that required by the Government. Borrowers' proof of income requirement is now fully in place, while variance in interest rates applied in proportion to debts carried is expected.

[X] Restricting financial support to the speculative investors, a measure far more stringent than that required by the Government. Under this initiative, a single borrower may not take out a home equity loan in excess of KRW 30 million for any property in addition to that any existing applicable for 1 housing property. Further, loans for the purposes of installment payments shall not be extended for that any existing applicable for 1 housing property for a single borrower.

[X]     Reduced LTV

--------------------------- -------------------------------------------- ---------------------------------------

Classification              LTV                                          Remarks on Adjustment
--------------------------- -------------------------------------------- ---------------------------------------
                                                                         [X]     Small key deposit moneys
Houses                      60% -> 55% (down by 5%p)                             for low value APTs were all
(including APTs)                                                                 included in the calculation.
--------------------------- --------------------------------------------

APTs with rapid             55% -> 50% (down by 5%p)                     [X]     All properties of at least
appreciation in value                                                            KRW 300 million in appraised
--------------------------- --------------------------------------------         value (lowest market value)
                                                                                 shall be subject to [LTV x
Officetels                  69% -> 55% max. (down by 14%p max.)                  Additional adjustment rate
--------------------------- --------------------------------------------         (86% max.)]; i.e., LTV for an
                                                                                 apartment of KRW 1 billion as
Commercial buildings        71% -> 50% (down by 21%p max.)                       its lowest market value: 55%
--------------------------- --------------------------------------------         x 86% = 47.3% shall be
                                                                                 applied.
Lands                       49% -> 40% max. (down by 9%p max.)
--------------------------- -------------------------------------------- ---------------------------------------

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Kookmin Bank
                                               -------------------------------
                                               (Registrant)



       Date: November 13, 2002                 By: /s/ Jong-Kyoo Yoon
                                               -------------------------------
                                               (Signature)

                                               Name:  Jong-Kyoo Yoon
                                               Title: Executive Vice President &
                                                      Chief Financial Officer

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